UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Infonet Services Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

45666T106

(CUSIP Number)

Nigel Paterson BT Group plc BT Centre 81 Newgate Street London, England EC1A 7AJ +44 20 7356 6390	Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 45666T106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BT Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Item 5 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 45666T106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON British Telecommunications plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Item 5 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 45666T106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BT United States L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Item 5 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This statement on Schedule 13D (this Statement) relates to the Schedule 13D filed with the Securities and Exchange Commission on November 18, 2004, with respect to the Class A and Class B common stock, par value $0.01 per share, of Infonet Services Corporation, a Delaware corporation (Infonet), filed on behalf of the Reporting Persons, as defined below.

Item 2 is hereby amended in its entirety as follows:

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c), (f) The names of the companies filing this Statement are BT Group plc, a public limited company organized under the laws of England and Wales (BT Group), British Telecommunications plc, a public limited company organized under the laws of England and Wales (British Telecommunications) and BT United States L.L.C., a limited liability company organized under the laws of Delaware (BT US LLC, and, together with BT Group and British Telecommunications, the Reporting Persons). The principal business address of BT Group and British Telecommunications is BT Centre, 81 Newgate Street, London, EC1A 7AJ, England. The principal business address of BT US LLC is 11440 Commerce Park Dr., Reston, VA, 20190, USA. BT Group is the holding company for an integrated group of communications businesses and is listed on the London Stock Exchange and the New York Stock Exchange. British Telecommunications is a wholly owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT US LLC is an indirect wholly owned subsidiary of, and is controlled by, BT Group, and provides communication related services and products in the United States through its subsidiaries. The name, citizenship, business address and present principal occupation of each executive officer and director of the Reporting Persons is listed on Schedule A attached hereto.

(d) Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3 is hereby amended in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required to pay the merger consideration pursuant to the Merger is approximately $965 million. These funds were obtained from BT Group.

Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF TRANSACTION

(a) - (b) On February 25, 2005, pursuant to an Agreement and Plan of Merger dated as of November 8, 2004 (the Merger Agreement), by and among British Telecommunications, Blue Acquisition Corp., a Delaware corporation and wholly owned subsidiary of British Telecommunications (Merger Sub), and Infonet, Merger Sub merged with and into Infonet, and Infonet became an indirect wholly owned subsidiary of BT Group (such events constituting the Merger).

The Merger Agreement was adopted by the holders of the majority of outstanding shares of the Class A and Class B common stock of Infonet at a special meeting of stockholders held on February 23, 2005. Pursuant to Stockholder Agreements dated as of November 8, 2004, as amended, certain stockholders of Infonet (see Schedule B attached hereto) (the Stockholders) voted the 161,403,358 shares of Infonet Class A common stock and 240,929,744 shares of Infonet Class B common stock severally beneficially owned by the Stockholders, constituting approximately 96.5% of the voting power of the outstanding Infonet common stock, to approve and adopt the Merger Agreement.

As a result of the Merger, each issued and outstanding share of Class A common stock, par value $0.01 per share, of Infonet not owned by British Telecommunications, Merger Sub or Infonet, other than the Appraisal Shares (as defined in the Merger Agreement), was converted into the right to receive $2.06 in cash, without interest, and each issued and outstanding share of Class B common stock, par value $0.01 per share, of Infonet not owned by British Telecommunications, Merger Sub or Infonet, other than the Appraisal Shares, was converted into the right to receive $2.06 in cash, without interest (the Merger Consideration). All such shares of Infonet common stock are no longer outstanding and were automatically canceled and retired and have ceased to exist, and each certificate previously representing any such shares now represents the right to receive the Merger Consideration payable in respect of such shares of Infonet common stock.

(c) Not applicable.

(d) David Lawrence Lee, Andrew McCauley, Chuck Pol and Kirsten Verderame, the directors of Merger Sub immediately prior to the effective time of the Merger, are the directors of Infonet until the next annual stockholder meeting of Infonet (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of Infonet immediately prior to the effective time of the Merger are the officers of Infonet until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) As of the effective time of the Merger, the certificate of incorporation of Infonet was amended to be in the form of the restated certificate of incorporation attached as Annex A to the certificate of merger filed by Infonet with the office of the Secretary of State of the State of Delaware on February 25, 2005 (the Certificate of Merger). The by-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, are the bylaws of Infonet (the Bylaws) until thereafter changed or amended as provided therein or by applicable law. Copies of the Certificate of Merger and the Bylaws are attached as Exhibits 3 and 4 to this Statement.

(h)-(i) The Infonet Class B common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the Exchange Act), and delisted from the New York Stock Exchange. Trading of Infonet Class B common stock was suspended prior to the opening of the market on February 25, 2005. On March 1, 2005, Infonet filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under Section 12(g) and 15(d) of the Exchange Act on Form 15.

(j) Not applicable.

References to, and descriptions of, the Merger, the Merger Agreement, the Stockholder Agreements, the Certificate of Merger and the Bylaws as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement, the forms of Stockholder Agreement, the Certificate of Merger and the Bylaws, respectively, included as Exhibits 1, 2, 3 and 4, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5 is hereby amended in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Reporting Persons are beneficial owners of 100 shares of Infonet common stock or 100% of the outstanding shares of Infonet common stock following consummation of the Merger. These shares are owned directly by BT US LLC, which is a wholly owned subsidiary of British Telecommunications, which is in turn a wholly owned subsidiary of BT Group. British Telecommunications and BT Group are indirect beneficial owners of these shares. The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of these shares. The beneficial ownership percentage reported above is based upon 100 shares of common stock of Infonet issued and outstanding as of March 1, 2005.

(c) Except as described above, the Reporting Persons, and to the best of their knowledge the persons listed on Schedule A hereto, have not effected any transactions in shares of common stock of Infonet in the 60-day period preceding the date of this Statement.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger dated as of November 8, 2004, by and among British Telecommunications plc, Blue Acquisition Corp. and Infonet Services Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D filed by BT Group plc and British Telecommunications plc on November 18, 2004).

2.1. Form of Stockholder Agreement dated as of November 8, 2004, between British Telecommunications plc and each of KDDI Corporation, KPN Telecom B.V., Swisscom AG, Telefónica International Holding B.V., TeliaSonera AB and Telstra Corporation Limited (incorporated by reference to Exhibit 2.1 to the Schedule 13D filed by BT Group plc and British Telecommunications plc on November 18, 2004).

2.2. Form of Stockholder Agreement dated as of November 8, 2004, as amended, between British Telecommunications plc and each of José Collazo, Akbar Firdosy and Paul Galleberg (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by BT Group plc and British Telecommunications plc on November 18, 2004).

3. Certificate of Merger dated as of February 24, 2005, as filed by Infonet Services Corporation with the office of the Secretary of State of the State of Delaware on February 25, 2005.

4. Bylaws of Infonet Services Corporation.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of March 1, 2005 that the information set forth in this statement is true, complete and correct.

BT Group plc

By:	/s/ Laurence Stone
Name:	Laurence Stone
Title:	Secretary

British Telecommunications plc

By:	/s/ Stephen J. Prior
Name:	Stephen J. Prior
Title:	Secretary

BT United States L.L.C.

By:	/s/ David Lee
Name:	David Lee
Title:	Sole Member of Management Committee

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BT GROUP PLC, BRITISH

TELECOMMUNICATIONS PLC AND BT UNITED STATES L.L.C.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of BT Group plc, British Telecommunications plc and BT United States L.L.C. are set forth below.

BT Group plc

Name	Principal Occupation	Business Address	Citizenship
Sir Christopher Bland	Chairman	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Ben Verwaayen	Chief Executive	BT Centre 81 Newgate Street London, EC1A 7AJ	Dutch

Ian Livingston	Group Finance Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Pierre Danon	Chief Executive, BT Retail	BT Centre 81 Newgate Street London, EC1A 7AJ	French

Andy Green	Chief Executive, BT Global Services	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Dr. Paul Reynolds	Chief Executive, BT Wholesale	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Clayton Brendish	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Sir Anthony Greener	Deputy Chairman	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Louis R. Hughes	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	American

The Rt. Hon. Baroness Jay of Paddington PC	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

John Nelson	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Name	Principal Occupation	Business Address	Citizenship
Carl G. Symon	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	American

Maarten van den Bergh	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	Dutch

British Telecommunications plc

Name	Principal Occupation	Business Address	Citizenship
Ben Verwaayen	Chief Executive, BT Group plc	BT Centre 81 Newgate Street London, EC1A 7AJ	Dutch

Ian Livingston	Group Finance Director, BT Group plc	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Laurence William Stone	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

BT United States L.L.C.
Name	Principal Occupation	Business Address	Citizenship
David Lee	Vice President Finance, BT Americas Inc.	11440 Commerce Park Dr. Reston, VA, 20191, USA	American

SCHEDULE B

STOCKHOLDERS PARTY TO A STOCKHOLDER AGREEMENT WITH

BRITISH TELECOMMUNICATIONS PLC

Shareholder Party to Stockholder Agreement	Class A Shares Beneficially Owned	Class B Shares Beneficially Owned
KDDI Corporation	15,346,108	32,543,455
KPN Telecom B.V.	28,918,283	54,386,079
Swisscom AG	28,918,283	54,386,079
Telefónica International Holding B.V.	28,918,283	38,439,411
TeliaSonera AB	34,449,783	59,917,579
Telstra Corporation Limited	24,852,618	0
José A. Collazo	0	934,259
Akbar H Firdosy	0	307,300
Paul A. Galleberg	0	15,582

Total	161,403,358	240,929,744

INDEX OF EXHIBITS

1.	Agreement and Plan of Merger dated as of November 8, 2004, by and among British Telecommunications plc, Blue Acquisition Corp. and Infonet Services Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D filed by BT Group plc and British Telecommunications plc on November 18, 2004).

2.1.	Form of Stockholder Agreement dated as of November 8, 2004, between British Telecommunications plc and each of KDDI Corporation, KPN Telecom B.V., Swisscom AG, Telefónica International Holding B.V., TeliaSonera AB and Telstra Corporation Limited (incorporated by reference to Exhibit 2.1 to the Schedule 13D filed by BT Group plc and British Telecommunications plc on November 18, 2004).

2.2.	Form of Stockholder Agreement dated as of November 8, 2004, as amended, between British Telecommunications plc and each of José Collazo, Akbar Firdosy and Paul Galleberg (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by BT Group plc and British Telecommunications plc on November 18, 2004).

3.	Certificate of Merger dated as of February 24, 2005, as filed by Infonet Services Corporation with the office of the Secretary of State of the State of Delaware on February 25, 2005.

4.	Bylaws of Infonet Services Corporation.